

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 27, 2009

Via US Mail and Facsimile to (816) 781-6851

Marc Weishaar
Senior Vice President and Chief Financial Officer
Liberty Bancorp, Inc.
16 West Franklin Street
Liberty, MO 64068

>   **Re: Liberty Bancorp, Inc.**
>   **Form 10-K for the fiscal year ended September 30, 2008**
>   **Forms 10-Q for the quarters ended December 31, 2008**
>   **and March 31, 2009**
>   **File No. 000-51992**

Dear Mr. Weishaar:

        We have reviewed your response letter dated May 15, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter year ended March 31, 2008

Note 8 – Fair Value Accounting, page 14

1.   We note your response to comment five of our letter dated May 1, 2009. Please confirm that in future filings, beginning with the Form 10-Q for the quarter ended June 30, 2009, the Company will disclose the reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the items noted in paragraph 32(c) and (d). Please see Appendix A of SFAS 157 paragraph A35 and A36 for a disclosure example. Please ensure that the beginning balance is as of the first day of the reporting period and the ending balance is as of the report date. In addition, please note the specific guidance regarding how you report an impairment charge (for impaired assets) in any reporting period which is contained in the example in paragraph A36 of SFAS 157.

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    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure, and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

    Please direct any questions to Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3492.

                                        Sincerely,

                                        John P. Nolan
                                        Senior Asst Chief Accountant